We will amend and complete the information in this prospectus supplement. This prospectus supplement and the prospectus are part of an effective registration statement filed with the SEC. This prospectus supplement and the prospectus are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

Subject to Completion, dated February 20, 2002

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 19, 2002)
Filed pursuant to Rule 424(b)(5)
Registration Statement
333-82352

17,500,000 Shares

Common Stock

We are offering 17,500,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “XEL.” The last reported sale price of our common stock on February 19, 2002 was $23.25 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and page 1 of the accompanying prospectus.

Per
	Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Xcel Energy (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to 2,625,000 additional shares of the common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to purchasers on or about February      , 2002.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

MORGAN STANLEY

ROBERT W. BAIRD & CO.

DRESDNER KLEINWORT WASSERSTEIN

A.G. EDWARDS & SONS, INC.

LEGG MASON WOOD WALKER

                                                                  INCORPORATED

February      , 2002

Prospectus Supplement

Prospectus

      This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

      You should rely only on the information contained in this document or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of common stock. In this prospectus supplement, “Xcel Energy,” “we,” “us” and “our” refer to Xcel Energy Inc. and its subsidiaries, predecessors and acquired businesses unless the context requires otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $1,000,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” beginning on page 3 of the accompanying prospectus before investing in our common stock.

      In addition, we have provided certain information about the industry in which we operate in this prospectus supplement under the caption “Prospectus Supplement Summary.” Unless otherwise indicated, the data and statistics contained in that section is based on internal or industry sources that we believe are reliable.

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Company Background

      We are a public utility holding company with six public utility subsidiaries:

•	Northern States Power Company, a Minnesota corporation, which serves 1.3 million electric customers and 0.4 million gas customers in Minnesota, North Dakota and South Dakota;

•	Public Service Company of Colorado, a Colorado corporation, which serves 1.3 million electric customers and 1.1 million gas customers in Colorado;

•	Southwestern Public Service Company, a New Mexico corporation, which serves 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas;

•	Northern States Power Company, a Wisconsin corporation, which serves 230,000 electric customers and 90,000 gas customers in northern Wisconsin and Michigan;

•	Cheyenne Light, Fuel and Power Company, a Wyoming corporation, which serves 40,000 electric customers and 30,000 gas customers in and around Cheyenne, Wyoming; and

•	Black Mountain Gas Company, an Arizona corporation, which serves 8,600 customers in Arizona.

      Our regulated utility subsidiaries own approximately 15,400 MW of electric generation. Our regulated utility subsidiaries used the following fuels in 2001: coal (55.9%), gas (25.6%), nuclear (10.5%) and hydro/other (8.0%).

      We also own or have an interest in a number of nonregulated businesses, the largest of which is NRG Energy, Inc. NRG is a leading global energy company, primarily engaged in the acquisition, development, ownership, and operation of power generation facilities and the sale of energy, capacity and related products. As of December 31, 2001, NRG had interests in power generation facilities (including those under construction) having a total generating capacity of 38,388 megawatts (MW), of which NRG has or will have net ownership of 24,357 MW. This is an increase from 15,007 MW of net ownership interests as of December 31, 2000. Approximately, 19,100 MW, or 78%, of NRG’s net MW generation in operation and under construction is located in the United States. NRG also has international power generation projects managed in three distinct markets, Australia/Asia Pacific, Europe and Latin/South America. At December 31, 2001, NRG had net ownership interests of 2,297 MW in Asia Pacific, 1,854 MW in Europe and 1,107 MW in Latin America.

      NRG is a majority owned subsidiary of Xcel Energy. As of February 20, 2002, we owned shares of Class A common stock that represent 74% of the total number of NRG’s outstanding shares of common stock and Class A common stock combined. Because we own a majority of NRG’s common stock, NRG’s results are consolidated for accounting purposes on our financial statements.

      In addition to NRG’s power generation projects, NRG also has interests in district heating and cooling systems and steam transmission operations. As of December 31, 2001, NRG’s thermal and chilled water businesses had a steam and chilled water capacity equivalent to 1,506 MW, of which its net ownership interest was 1,379 MW. NRG believes that through its subsidiary, NEO Corporation, it is one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity. NEO owns 31 landfill gas collection systems and has 46 MW of net ownership interests in related electric generation facilities. NEO also has 42 MW of net ownership interests in 18 small hydroelectric facilities and 109 MW of net ownership interests in seven small distributed generation facilities.

      NRG has also expanded its power marketing activities, which allow NRG to optimize the value of its power generation assets and enable it to better meet its customers’ energy requirements and improve its power marketing and risk management expertise.

      We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. Our principal executive offices are located at 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, and our telephone number at such location is (612)330-5500.

Our Strategy

      Our strategy is to maintain a dual growth platform with a balanced portfolio. This dual growth platform is based on a strong core utility operation with diversity of geographic location (which tends to mitigate regulatory, political and economic risk), fuel mix (coal, nuclear, natural gas, oil, and wind), plant type (baseload, intermediate and peaking facilities) and length of supply and sales contracts. Augmenting the growth in utility operations is the growth of NRG, the third largest independent power producer world-wide. NRG’s operations mirror our strategy of diversity of geographic location, plant type, fuel mix and sales contracts.

Regulatory Overview

      We are registered as a holding company under the Public Utility Holding Company Act of 1935 (PUHCA). As a result, Xcel Energy, our utility subsidiaries and certain of our non-utility subsidiaries are subject to extensive regulation by the SEC under the PUHCA with respect to issuances and sales of securities, acquisitions and sales of certain utility properties and intra-system sales of certain goods and services. In addition, the PUHCA generally limits the ability of registered holding companies to acquire additional public utility systems and to acquire and retain businesses unrelated to the utility operations of the holding company. We believe that we have adequate authority (including financing authority) under existing SEC orders and regulations for us and our subsidiaries to conduct their businesses as proposed during 2002 and will seek additional authorization when necessary.

      The electric and natural gas rates charged to customers of our utility subsidiaries are approved by the FERC and the regulatory commissions in the states in which they operate. The rates are generally designed to recover plant investment, operating costs and an allowed return on investment. We request changes in rates for utility services through filings with the governing commissions. Because comprehensive rate changes are requested infrequently in some states, changes in operating costs can affect our financial results. In addition to changes in operating costs, other factors affecting rate filings are sales growth, conservation and demand-side management efforts, and the costs of capital.

      Most of the retail rate schedules for our utility subsidiaries provide for periodic adjustments to billings and revenues to allow for recovery of changes in the cost of fuel for electric generation, purchased energy, purchased natural gas and, in Minnesota and Colorado, conservation and energy management program costs. In Minnesota and Colorado, changes in electric capacity costs are not recovered through these rate adjustment mechanisms. For Wisconsin electric operations, where automatic cost-of-energy adjustment clauses are not allowed, the biennial retail rate review process and an interim fuel cost hearing process provide the opportunity for rate recovery of changes in electric fuel and purchased energy costs in lieu of a cost-of-energy adjustment clause. In Colorado, PSCo has an incentive cost adjustment mechanism that allows for an equal sharing among customers and shareholders of certain fuel and energy costs and certain gains and losses on trading margins.

      One of our utility subsidiaries, SPS, operates in a number of states, including Texas, New Mexico and Oklahoma that had been scheduled to deregulate retail electric service beginning in 2002. During 2001, however, Texas, New Mexico and Oklahoma each decided to delay restructuring and deregulation at least as it applies to SPS, until 2007. None of the other states where we have significant regulated utility operations has deregulated, or is in the process of deregulating, retail electric service.

      In addition to NRG, our nonregulated subsidiaries include Seren Innovations, Inc. (broadband telecommunications services), e prime, inc. (natural gas marketing and trading), Planergy International Inc. (energy management consulting and demand-side management services) and Eloigne Company (acquisition of rental housing projects that qualify for low-income housing tax credits).

Recent Developments — Exchange Offer for NRG Energy, Inc.

      Our board of directors has approved plans to commence an exchange offer by which we will acquire all of the outstanding publicly held common stock of NRG. In this offer, NRG shareholders would receive 0.4846 of a share of our common stock for each outstanding share of NRG common stock tendered in the exchange offer. Lehman Brothers Inc., one of the underwriters of this offering, is acting as our financial advisor with respect to the exchange offer and will be paid a customary fee for such financial advisory services.

      The completion of our exchange offer will be conditioned on the tender by NRG’s public shareholders of enough shares so that, when taken together with the shares of common stock that we would hold upon conversion of the NRG Class A common stock that we currently hold, we would own at least 90% of NRG’s common stock. In order for this condition to be satisfied, NRG shareholders must tender at least 61% of the number of publicly held NRG shares currently outstanding. This condition may not be waived. If the exchange offer is successfully completed, we will merge NRG into a wholly-owned subsidiary of ours in a “short-form” merger. In that merger, each remaining share of NRG common stock will be converted (subject to the exercise of appraisal rights by NRG shareholders) into the same number of shares of our common stock as are exchanged in the exchange offer.

      We plan to commence the exchange offer as soon as practicable.

The Offering

Common stock offered by us	17,500,000 shares

Common stock to be outstanding after this offering	363,957,000 shares

Use of proceeds	We plan to use the proceeds received by us in this offering to loan $300 million to NRG to pay down a portion of an outstanding bridge loan at the NRG level. We will use the balance of the net proceeds to repay short-term debt at the Xcel Energy level.

New York Stock Exchange symbol	XEL

Dividend policy	We have been paying a per share dividend to our common shareholders of $1.50 on an annualized basis. We expect to maintain that dividend level, however, the payment of dividends will be determined from time to time by our board of directors.

      Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

      Our common stock includes associated rights to purchase common stock pursuant to our Stockholder Protection Rights Agreement (the “Rights Agreement”) between us and Wells Fargo Bank Minnesota, N.A., as Rights Agent. Each right to purchase common stock entitles its registered holder to purchase from or exchange with us one share of common stock pursuant to the terms of the Rights Agreement. You should read the accompanying prospectus, which provides more detail about the rights, before investing in our common stock.

Selected Consolidated Financial Data

      We are providing the following selected financial information to assist you in analyzing an investment in the shares of our common stock. We derived the financial information presented below as of and for the year ended December 31, 2001 from the unaudited summary consolidated financial statements included in Exhibit No. 99.02 in our Current Report on Form 8-K dated February 15, 2002. We derived the financial information presented below as of and for each of the two years in the period ended December 31, 2000 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000. Certain reclassifications have been made to the 2000 and 1999 amounts to conform to the 2001 presentation. These reclassifications did not affect net income or earnings per share.

      The financial information below should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the Securities and Exchange Commission, which we have incorporated by reference into this prospectus supplement.

	Year Ended December 31,

	2001	2000	1999

	(unaudited)

	(In thousands)
Income Statement Data:
Operating revenues	$15,028,204	$11,591,796	$7,837,526
Operating income	$1,942,948	$1,568,608	$1,205,332
Interest charges and financing costs	$821,199	$696,105	$453,077
Net income	$794,966	$526,828	$570,933

December 31, 2001

(unaudited)

(In thousands)
Balance Sheet Data:
Total assets	$28,717,989
Minority interest	$649,381
Long-term debt	$12,117,516
Short-term debt (including current maturities)	$2,907,019
Total debt	$15,024,535
Mandatorily redeemable preferred stock of subsidiary trusts	$494,000
Preferred stockholders’ equity	$105,320
Common stockholders’ equity	$6,179,154
Total capitalization (includes short-term debt and minority interests)	$22,452,390

RISK FACTORS

      An investment in our common stock involves significant risks. You should carefully consider these risk factors and the risk factors in the accompanying prospectus as well as all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our common stock.

Risks Related to the Proposed NRG Transaction

There can be no assurances that we will consummate the previously announced NRG transaction.

      In the proposed transaction with NRG, we are offering to exchange each share of NRG common stock for 0.4846 of an Xcel Energy common share. This is a fixed exchange ratio and we do not intend to adjust the exchange ratio. The NRG transaction will be subject to several conditions, including the receipt of all required regulatory approvals, the tender by NRG’s public shareholders of enough shares so that, when taken together with the shares of NRG common stock that Xcel Energy currently holds, Xcel Energy would own at least 90% of NRG’s common stock and the absence of an injunction or litigation concerning the exchange offer. There can be no assurances that we will consummate the NRG transaction or that the transaction will be consummated upon the previously announced terms.

      If we are unable to consummate the NRG transaction, we will continue to evaluate our options with respect to our investment in NRG. As previously announced, Xcel Energy intends to infuse approximately $600 million of equity into NRG in 2002. There can be no assurances, however, that such equity infusion would enable NRG to meet its liquidity and working capital needs. If the NRG transaction is not consummated and the combination of future equity infusions by Xcel Energy and other plans to manage liquidity at the NRG level does not enable NRG to satisfy its liquidity and working capital needs, the value of our investment in NRG and our business, financial condition and results of operations could be adversely affected. In addition, if the ratings of NRG’s senior unsecured debt were to be reduced below investment grade, as discussed below under the caption “— Risks Related to Our Business,” NRG’s liquidity and financial condition would be adversely affected, which also would adversely affect the value of our investment in NRG and our business, financial condition and results of operations.

Anticipated benefits of the NRG transaction may not be realized.

      We believe that a combination of Xcel Energy and NRG is the organizational structure that will put us in the best position to generate additional value for all Xcel Energy stockholders. However, for various reasons, we may not be able to achieve these anticipated benefits or achieving them may require more time than we currently anticipate.

Risks Related to Our Business

Any reduction in our credit ratings or NRG’s credit ratings could materially and adversely affect our business, financial condition and results of operations.

      Our senior unsecured debt has been assigned a rating by Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (S&P), of “BBB+” (negative outlook), by Moody’s Investors Service, Inc. of “A3” (negative outlook) and by Fitch, Inc. of “A-” (negative outlook). NRG’s senior unsecured debt has been assigned a rating by S&P of “BBB-” (positive outlook) and by Moody’s Investors Service, Inc. of “Baa3” (negative outlook). While our non-regulated and international operations, including those conducted through NRG, have a higher level of risk than our regulated utility operations, we will seek to maintain a solid investment grade rating through prudent capital management and financing structures. However, we cannot assure you that any of our current ratings or NRG’s current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could have a material adverse effect on our business, financial condition and results of operations. While the foregoing indicates ratings from these agencies, we note that these ratings are not a recommendation to buy, sell or hold our securities or NRG’s securities and that each rating should be evaluated independently of any other rating.

We may not be able to implement our strategy if we are unable to access capital at competitive rates.

      If we are not able to access capital at competitive rates, our strategy will be adversely affected. A number of factors could adversely affect our ability to access capital, including: (1) general economic conditions; (2) capital market conditions; (3) market prices for electricity and gas; (4) the overall health of the utility industry; (5) our ability to maintain our investment-grade credit ratings; and (6) our capital structure.

We may not be able to successfully make strategic acquisitions or integrate businesses we acquire into our operations.

      Our ability to successfully make strategic acquisitions and investments will depend on: (1) the extent to which acquisitions and investment opportunities become available; (2) our success in bidding for the opportunities that do become available; and (3) as described more fully below, our access to capital and the terms upon which we obtain capital. If we are unable to make strategic investments and acquisitions we may be unable to realize the growth we anticipate. Our ability to successfully integrate acquired businesses into our operations will depend on: (1) the adequacy of our implementation plans; (2) our ability to achieve desired operating efficiencies; and (3) regulatory approval of the acquisitions on favorable terms. If we are unable to successfully integrate new businesses into our operations, we could experience increased costs and losses on our investments.

There may be changes in the regulatory environment that impair our ability to pass through costs to our customers.

      As a result of the energy crisis in California and the recent high natural gas prices in North America, the regulatory environments in which our utility business operates have received an increased amount of public attention. The profitability of our utility operations is dependent on our ability to pass through costs related to providing energy to our customers. Although we believe that the current regulatory environment applicable to our utility business would permit us to recover our costs, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “should,” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

•	business conditions in the energy industry;

•	demand for electricity in the nonregulated marketplace;

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries;

•	unusual weather;

•	state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and gas markets;

•	risks associated with the California power market;

•	currency translation and transaction adjustments;

•	the higher degree of risk associated with our nonregulated businesses compared to our regulated businesses;

•	the risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth in recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of the September 11, 2001 terrorist attacks;

•	the completion of the exchange offer for NRG’s outstanding public common stock, and the realization of the expectations regarding the reacquisition of the NRG common stock, which may be affected by the satisfaction of conditions to the exchange offer, actual results of Xcel Energy following completion of the transaction, the ability to dispose or terminate projects, to reduce expenses and to realize synergies, cash levels and similar matters; and

•	the other risk factors listed from time to time by us in reports filed with the Securities and Exchange Commission.

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under the captions “Business,” “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, in our Quarterly Report on Form 10-Q for the period ended September 30, 2001 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under the caption “Where You Can Find More Information” in the accompanying prospectus.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

USE OF PROCEEDS

      Our net proceeds from the sale of the 17,500,000 shares of our common stock offered in this offering are expected to be approximately $393.7 million, based on an assumed offering price of $23.25 per share and after deducting the underwriters’ discounts and commissions but before deducting the expenses of this offering. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $452.7 million. We intend to use a portion of the net proceeds to loan $300 million to NRG to pay down a portion of an outstanding bridge loan that bears interest at LIBOR plus 90 basis points (approximately 2.7% per annum at December 31, 2001). An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, is a lender under that loan. At a later date, we expect to convert this $300 million loan into equity of NRG. In anticipation of this offering, we may enter into a bridge loan agreement with Lehman Brothers or one of its affiliates to fund the repayment of the $300 million NRG bridge loan. If we do enter into the Lehman Brothers bridge loan agreement, a portion of the proceeds of this offering will be utilized to repay amounts outstanding under the Lehman Brothers bridge loan agreement. We will use the balance of the net proceeds of this offering to repay short-term debt incurred for working capital purposes. Our short-term indebtedness (excluding current maturities of long-term debt) totaled approximately $2.2 billion as of December 31, 2001 and had a weighted average interest rate of 2.4% per annum.

PRICE RANGE OF COMMON STOCK

      Our common stock is currently listed on the New York Stock Exchange under the symbol “XEL.” The following table sets forth the high and low closing prices for transactions involving our common stock for each calendar quarter, as reported on the New York Stock Exchange Composite Tape, and related dividends paid per common share during such periods.

	High	Low	Dividend

2002:
First Quarter (through February 19, 2002)	$28.49	$22.49	$.375
2001:
Fourth Quarter	$29.77	$25.30	$.375
Third Quarter	$29.51	$25.00	$.375
Second Quarter	$31.85	$27.39	$.375
First Quarter	$30.35	$24.19	$.375
2000:
Fourth Quarter	$30.00	$25.00	$.375
Third Quarter	$27.56	$20.13	$.375
Second Quarter	$23.81	$19.50	$.375
First Quarter	$20.56	$16.13	$.375

      On February 19, 2002 the last reported sale price of our common stock on the New York Stock Exchange was $23.25 per share.

      Historical stock price information for periods prior to August 19, 2000 is information for the common stock of Northern States Power Company (which was listed on the New York Stock Exchange under the symbol “NSP”), the predecessor of Xcel Energy. Xcel Energy was formed on August 18, 2000 by the merger of Northern States Power Company with New Century Energies, Inc.

CAPITALIZATION

      The following table sets forth our unaudited short-term debt and capitalization as of December 31, 2001 on an unaudited actual basis and (1) on an as adjusted basis reflecting the sale of 17,500,000 shares of our common stock offered pursuant to this prospectus supplement at an assumed public offering price of $23.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses that we will pay, and the application of the net proceeds as described in this prospectus supplement under the caption “Use of Proceeds” and (2) on a supplemental as adjusted basis reflecting the sale of 17,500,000 shares of our common stock offered pursuant to this prospectus supplement at an assumed public offering price of $23.25 per share, after deducting the underwriting discounts and commissions and estimated offering expenses that we will pay, and the application of the net proceeds as described under “Use of Proceeds” and the issuance of approximately 24.7 million shares of our common stock in connection with the NRG transaction as described under “Prospectus Supplement Summary.”

	As of December 31, 2001

	(unaudited)
				Supplemental
	Actual	As Adjusted	% of Capitalization	As Adjusted	% of Capitalization

	(Dollars in millions)
Short-term debt, including current maturities	$2,907	$2,514	11.2%	$2,514	11.2%
Minority interest	649	649	2.9	77	0.3
Long-term debt	12,118	12,118	54.0	12,118	54.0
Mandatorily redeemable preferred securities of subsidiary trusts	494	494	2.2	494	2.2
Preferred stockholders’ equity	105	105	0.4	105	0.5
Common stockholders’ equity	6,179	6,572	29.3	7,136	31.8

Total capitalization (including short-term debt and minority interest)	$22,452	$22,452	100.0%	$22,444	100.0%

SELECTED UNAUDITED HISTORICAL AND

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      We are providing the following selected unaudited historical and pro forma consolidated condensed financial data to show what our results of operations and financial position might have been had the acquisition by Xcel Energy of all the outstanding shares of NRG and the subsequent merger been completed at an earlier date. The unaudited actual and pro forma income statement data for the year ended December 31, 2001 give effect to the offer and subsequent merger described in this prospectus supplement under the caption “Prospectus Supplement Summary” above as if we had completed it as of January 1, 2001. The unaudited pro forma balance sheet data gives effect to the offer and subsequent merger as if we had completed it on December 31, 2001.

      The pro forma consolidated financial statements are presented for informational purposes only and do not purport to be indicative of the results of operations and financial position of Xcel Energy that would have been achieved if the offer and subsequent merger had been completed as of the dates indicated. In addition, the pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial condition that may be achieved by us in the future. They also do not reflect the effect of any payment that may be required to be made in connection with the exercise of appraisal rights by NRG stockholders under Delaware law in connection with the subsequent merger.

	December 31, 2001

		Pro Forma
	Historical	Adjustments		Pro Forma

	(Dollars in millions, except per share data)
Balance Sheet Data:
Current assets	3,310	(10	)(1)	3,300
Property, plant and equipment, at cost	21,154			21,154
Other assets	4,254	2	(2)	4,256

Total assets	$28,718			28,710

Current portion of long-term debt	682			682
Short-term debt	2,225			2,225
Other current liabilities	2,556			2,556

Total current liabilities	5,463			5,463
Deferred credits and other liabilities	3,710			3,710
Minority interest	649	(572	)(3)	77
Long-term debt	12,118			12,118
Mandatorily redeemable preferred securities of subsidiary trusts	494			494
Preferred stockholders’ equity	105			105
Common stockholders’ equity	6,179	564	(1)(4)	6,743

Total liabilities and equity	28,718			28,710

Income Statement Data:
Operating revenue	15,028			15,028
Operating expense	13,085			13,085

Operating income	1,943			1,943
Interest income and other nonoperating income — net of other expenses	72			72
Interest charges and financing costs	(821)			(821)
Income taxes	(336)			(336)
Minority interest	(73)	66	(3)	(7)
Extraordinary items	10			10

Net Income	795			861

Dividends on preferred stock	(4)			(4)

Earnings available for common shareholders	791			857

Earnings per share — diluted	$2.30			$2.34

Weighted average common shares outstanding — diluted	343,742,000	22,946,000	(4)	366,688,000

(1)	Assumes the payment of securities issuance costs, which will be reflected as a reduction in common equity (see Note 4).

(2)	We have allocated the excess of the aggregate purchase price to be paid for NRG’s shares over the 26% of the carrying value of NRG assets and liabilities to goodwill. Pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill from acquisitions occurring after June 30, 2001 is not amortized. Accordingly, we have not provided for amortization expense of the excess of the aggregate purchase price to be paid for NRG’s shares over 26% of the carrying value of NRG’s assets and liabilities.

(3)	We have assumed elimination of the minority shareholders’ interest in income of NRG for the year ended December 31, 2001. For approximately the first three months of the year, this interest was 18% of NRG shares; for the last 9 months, it was 26%.

(4)	We have assumed that we will exchange 24.7 million shares of Xcel Energy stock for all outstanding shares of NRG stock. However, due to differing levels of minority ownership during the year (see Note 3), we have calculated the share impact on a weighted average basis. Based on the exchange ratio, for approximately the first three months of 2001, only 15.7 million shares of Xcel Energy stock would have been required to reacquire the minority shares of NRG then outstanding.

UNDERWRITING

      Under the underwriting agreement, which will be filed as an exhibit to a current report on form 8-K and incorporated by reference into this prospectus supplement and the accompanying prospectus and which will be substantially similar to the form of common stock underwriting agreement filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part, each of the underwriters named in the table below has severally agreed to purchase from us the respective number of shares of our common stock shown opposite its name below:

Underwriter	Number of Shares

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Robert W. Baird & Co. Incorporated
Dresdner Kleinwort Wasserstein Securities LLC
A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker, Incorporated

Total	17,500,000

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

      We have granted the underwriters an option to purchase, from time to time until 30 days after the date of the underwriting agreement, in whole or in part, up to an aggregate of an additional 2,625,000 shares of our common stock at the public offering price less underwriting discounts and commissions shown on the cover page of this prospectus supplement. This option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent that the option is exercised, each underwriter will be obligated, so long as the conditions set forth in the underwriting agreement are satisfied, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table and we will be obligated to sell the shares of our common stock to the underwriters.

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to selected dealers, at such public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $          per share to brokers and dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 2,625,000 additional shares of our common stock.

	No Exercise	Full Exercise

Per share underwriting discounts and commissions to be paid by Xcel Energy	$	$
Total	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $300,000.

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the

Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of stock options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such stock options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof, issuances pursuant to direct stock purchase or dividend reinvestment plans in place on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares or options agrees to the foregoing restrictions.

      Members of our board of directors and certain senior officers have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities that may be converted into or exchanged for any shares of capital stock for a period ending 90 days after the date of this prospectus supplement.

      We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

      This prospectus supplement is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus supplement or the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

      In anticipation of this offering, we may enter into a bridge loan agreement with affiliates of Lehman Brothers Inc. to fund the repayment of the $300 million NRG bridge loan as described above under the caption “Use of Proceeds.” If we do enter into the Lehman Brothers bridge loan agreement and make any borrowings thereunder, a portion of the net proceeds of this offering will be utilized to repay any amounts outstanding under the Lehman Brothers bridge loan agreement. In addition, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under the NRG bridge loan described above under the caption “Use of Proceeds” and will receive a portion of the amounts repaid under the NRG term loan agreement with the loan to be made by Xcel Energy to NRG utilizing a portion of the net proceeds of this offering. Accordingly, this offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The decisions of Lehman Brothers Inc. and Merrill

Lynch, Pierce, Fenner & Smith Incorporated to distribute shares of common stock in this offering were made independently of their respective lender affiliates, and these affiliates had no involvement in determining whether or when to distribute the shares in this offering or the terms of this offering. Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any benefit from this offering other than the underwriting discounts and commissions set forth in this prospectus supplement.

      Certain of the underwriters and their affiliates have performed and expect to continue to perform financial advisory, investment banking, trustee or lending services for us and our affiliates in the ordinary course of business for which they have received and will receive customary compensation.

PROSPECTUS

$1,000,000,000

Xcel Energy Inc.

800 Nicollet Mall, Suite 3000

Minneapolis, Minnesota 55402
(612) 330-5500

Debt Securities

Common Stock

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

     Our common stock trades on the New York Stock Exchange under the symbol “XEL”.

     You should consider carefully the risk factors described under the caption “Risk Factors” beginning on page 1 of this prospectus before purchasing any of the securities offered in this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 19, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
Selected Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED UNAUDITED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNDERWRITING

RISK FACTORS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
XCEL ENERGY INC.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
LEGAL OPINIONS
EXPERTS
PLAN OF DISTRIBUTION

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

      Before you invest in any of the securities described in this prospectus, you should be aware of the significant risks described below. You should carefully consider these risks, together with all of the other information included in this prospectus, the accompanying prospectus supplement and the information incorporated by reference, before you decide whether to purchase our securities.

      The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus, the accompanying prospectus supplement and the information incorporated by reference could have a material adverse effect on our business, financial condition and results of operations.

      Increased competition resulting from restructuring efforts could have a significant financial impact on us and our utility subsidiaries and consequently decrease our revenue.

      Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The total impacts of restructuring may have a significant financial impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impacts of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiaries charge for electricity and gas and the quality and reliability of their service currently place them in a position to compete effectively in the energy market.

      We are subject to comprehensive energy regulation by governmental agencies and the recovery of our costs is dependent on regulatory action.

      We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiaries operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. Our system also is subject to the jurisdiction of the Securities and Exchange Commission under the Public Utility Holding Company Act, or PUHCA. The rules and regulations under PUHCA impose a number of restrictions on the operations of registered holding company systems. These restrictions include a requirement that the SEC approve in advance securities issuances, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like us to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

      The Federal Energy Regulatory Commission has jurisdiction over wholesale rates for electric transmission service and electric energy sold in interstate commerce, hydro facility licensing, the wholesale gas transportation rates of Viking Gas, one of our regulated subsidiaries, the siting and construction of facilities by Viking Gas and certain other activities of our utility subsidiaries. Federal, state and local agencies also have jurisdiction over many of our other activities.

      We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

      We are subject to environmental regulations which could be difficult and costly to comply with.

      We are subject to a number of environmental laws and regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid wastes and hazardous substances. These laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce the applicable environmental laws and regulations against us. We cannot assure you that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations which result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

      A portion of the net income of our nonregulated subsidiary, NRG Energy, Inc., is derived from its California generation assets. Due to the liquidity crisis faced by some California utilities, we cannot assure you as to the collectibility of all amounts owed to NRG’s California affiliates.

      Our nonregulated subsidiary, NRG, which is a global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products, operates in and sells to the wholesale power market in California.

      The combination of rising wholesale electric prices, increases in the cost of natural gas, the scarcity of hydroelectric power and regulatory limitations on the rates that Pacific Gas and Electric Company and Southern California Edison Company may charge their retail customers, caused both Pacific Gas and Electric and Southern California Edison Company to default in their payments to the California Power Exchange, the California Independent System Operator and other suppliers, including our subsidiary NRG. The California Power Exchange and Pacific Gas and Electric both filed for bankruptcy under Chapter 11 of the Bankruptcy Code in spring 2001.

      As a result of the situation in California, all of NRG’s interests in California are exposed to the heightened risk of delayed payments and/or nonpayment regardless of whether the sales are made directly to Pacific Gas and Electric Company, Southern California Edison Company or San Diego Gas and Electric Company or to the California Independent System Operator or the California Department of Water Resources. In addition, the FERC has jurisdiction over wholesale sales in the California power markets and the Company cannot predict what actions the FERC may take, including imposition of price caps and refunds sought from generators. We are unable at this time to predict the severity of the adverse impact the California crisis will have on NRG’s financial position, results of operations and cash flows.

      Our nonregulated businesses are riskier than our traditional utility businesses.

      Our earnings from nonregulated operations have increased significantly due to acquisitions. We expect to continue investing in nonregulated projects, including domestic and international power production projects through NRG, international projects through Xcel Energy International, natural gas marketing and trading through e prime and construction projects through Utility Engineering.

      These projects could involve risks associated with operational factors such as competition, dependence on certain suppliers and customers, equipment performance, labor relations or governmental regulation. Operational changes may result from a customer or supplier’s inability to fulfill a contractual obligation, equipment failure, environmental regulation requirements or labor disputes.

      The risks of international operations include those related to specific economic and political conditions of each country in which our nonregulated projects exist, which could be greater than the risks in the United States. Among the potential risks are interruptions of business, changes in law or tax policy, risks of war, currency exchange rate fluctuation and inflation.

      Some of our nonregulated subsidiaries have project investments consisting of minority interests, which may limit the financial risk, but also limit the ability to control the development or operation of the projects. In addition, significant expenses may be incurred for projects pursued by our subsidiaries that do not materialize.

      Our regulated and nonregulated businesses are subject to market and credit risk.

      We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, financial derivative instrument contracts do not eliminate the risk. Specifically, such risks include commodity price changes, market supply shortages and interest rate changes and counterparty default, including our contractual agreements with Enron. Enron is a leader in the energy industry that recently filed for bankruptcy. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

      The impact of these variables in conjunction with regulatory constraints on the components of our capital structure could also result in our inability to access capital funding sources adequate to finance our capital expenditure and nonregulated investment plan. In addition, current energy market conditions increase the risk that our nonregulated subsidiary, NRG, may not be able to access adequate funding in the equity markets to finance their planned nonregulated investment growth rate. Their access to debt funding is also limited by existing debt covenants. The result of these factors could be a reduced growth rate for both our regulated and nonregulated businesses.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may, over the next several years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. In addition, we may sell $400,000,000 principal amount of debt securities that were previously registered under the Securities Act of 1933, as amended, but were not issued. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

      We believe we have included all information material to investors but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 from the date of filing the initial registration statement until we sell all of the securities.

•	our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed with the SEC on June 7, 2001;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

•	our Current Reports on Form 8-K filed with the SEC on January 4, 2001, February 23, 2001, February 28, 2001, March 2, 2001, March 15, 2001, April 2, 2001, June 4, 2001, June 14, 2001, June 22, 2001, July 12, 2001, September 28, 2001, October 12, 2001, October 29, 2001, November 30, 2001, December 13, 2001, January 14, 2002, February 8, 2002, February 15, 2002 and February 19, 2002.

      We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary Xcel Energy Inc. 800 Nicollet Mall, Suite 3000 Minneapolis, MN 55402 (612) 330-5500

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates”, “may”, “should”, or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms

•	business conditions in the energy industry

•	demand for electricity in the nonregulated marketplace

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries

•	unusual weather

•	state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and gas markets

•	risks associated with the California power market

•	currency translation and transaction adjustments

•	the higher degree of risk associated with our nonregulated businesses compared to our regulated businesses

•	the risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth in recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of the September 11, 2001 terrorist attacks

•	the other risk factors listed from time to time by us in reports filed with the Securities and Exchange Commission

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business”, “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, in our Quarterly Report on Form 10-Q for the period ended September 30, 2001, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “WHERE YOU CAN FIND MORE INFORMATION”.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

XCEL ENERGY INC.

      We are a public utility holding company with four major public utility subsidiaries: Southwestern Public Service Company, a New Mexico corporation (“SPS”); Public Service Company of Colorado, a Colorado corporation (“PSCo”); Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”); and Northern States Power Company, a Wisconsin corporation (“NSP-W”). SPS serves approximately 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. PSCo serves approximately 1.2 million electric customers and approximately 1.1 million gas customers in Colorado. NSP-Minnesota serves approximately 1.3 million electric customers and 0.4 million gas customers in Minnesota, North Dakota and South Dakota. NSP-W serves approximately 225,000 electric customers and 90,000 gas customers in northern Wisconsin and Michigan.

      We have numerous non-utility subsidiaries, including NRG Energy, Inc., which are primarily engaged in energy-related businesses.

      We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. We are a registered holding company under the Public Utility Holding Company Act of 1935.

USE OF PROCEEDS

      We will add the net proceeds from the sale of the securities described in this prospectus to our general funds and use those proceeds for general corporate purposes, primarily to fund our operating units and subsidiaries, including NRG Energy, Inc., and to repay debt. The specific allocation of the proceeds of a particular series of the securities will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	12 Months
	Ended	Year Ended December 31,
	September 30,
	2001	2000	1999	1998	1997	1996

Ratio of Earnings to Fixed Charges	2.2	1.9	2.4	3.0	2.6	3.6

      For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

DESCRIPTION OF DEBT SECURITIES

      We refer to the debt securities being offered by this prospectus as “Debt Securities”. The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the Debt Securities will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture have been filed as exhibits to the registration statement. You should read the indenture and supplemental indenture for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

      We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

      The Debt Securities will be represented either by global debt securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificate form issued to the registered owners, as described in the applicable prospectus supplement. See “Book-Entry System” below.

General

      We may issue the Debt Securities in one or more new series under an indenture dated as of December 1, 2000 between us and Wells Fargo Bank Minnesota, National Association, as trustee (the “Trustee”). This indenture, as heretofore supplemented and as to be supplemented by a new supplemental indenture for each series of Debt Securities, is referred to in this prospectus as the “Indenture”. The Debt Securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. Our obligations under the securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. We refer in this prospectus to debt securities issued under the Indenture, whether previously issued or to be issued in the future, including the Debt Securities, as the “debt securities”. The amount of debt securities that we may issue under the Indenture is not limited.

      The Debt Securities may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of Debt Securities will specify:

•	the title, aggregate principal amount and offering price of that series of Debt Securities;

•	the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

•	the dates on which interest will be payable;

•	the record dates for payments of interest;

•	the date on which the Debt Securities of that series will mature;

•	any redemption terms;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities of that series may be repaid, in whole or in part, at the option of the holder thereof; and

•	other specific terms applicable to the Debt Securities or that series.

      Any special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount and any special United States federal income tax or other considerations applicable to any Debt Securities which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of Debt Securities.

      Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will be denominated in United States currency in minimum denominations of $1,000 and integral multiples thereof, except that the denomination of any Debt Security issued in the form of a global debt security will not exceed $400,000,000 without the approval of the Depository.

      Unless otherwise indicated in the applicable prospectus supplement, there are no provisions in the Indenture or the Debt Securities that require us to redeem, or permit the holders to cause a redemption of, the Debt Securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company. However, any change in control transaction that involves the incurrence of substantial additional long-term indebtedness by us in such a transaction could require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in our company, or a successor to our company, having a highly leveraged capital structure.

Registration, Transfer and Exchange

      Debt Securities of any series may be exchanged for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.6.)

      Unless we indicate otherwise in the applicable prospectus supplement, Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose with respect to any series of Debt Securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange of Debt Securities will be effected if the Debt Securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Trustee and duly executed by the holder of the Debt Security as described in the Indenture. (Section 2.6.)

      The Trustee will not be required to exchange or register a transfer of any Debt Securities of a series that is selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6.) See “Book-Entry System” below.

Payment and Paying Agents

      Principal, interest and premium, if any, on Debt Securities issued in the form of global debt securities will be paid in the manner described below under the caption “Book-Entry System”. Unless we indicate otherwise in the applicable prospectus supplement, interest on Debt Securities that are in the form of certificated debt securities will be paid by check mailed to the holder at the holder’s address as it appears in the register for the Debt Securities maintained by the Trustee; however, a holder of $10,000,000 or more Debt Securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States, if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date. (Section 2.12.) Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on Debt Securities in the form of certificated debt securities will be payable in immediately available funds at the office of the Trustee. (Section 2.12.)

      All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any Debt Security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that Debt Security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4.)

Events of Default

      The following are events of default under the Indenture:

•	default in the payment of principal and premium, if any, on any debt security issued under the Indenture when due and payable and continuance of that default for 5 days;

•	default in the payment of interest on any debt security when due which continues for 30 days;

•	default in the performance or breach of our other covenants or warranties in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

•	specified events of bankruptcy, insolvency or reorganization of our company. (Section 7.1.)

      If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding debt securities may declare the principal amount of all debt securities to be due and payable immediately. At any time after an acceleration of the debt securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the debt securities has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the debt securities. (Section 7.1.)

      The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered reasonable security or indemnity to the Trustee. (Section 8.2.) The holders of a majority in principal amount of the outstanding debt securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the debt securities. (Section 7.7.) The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the debt securities, or a default in the payment of any sinking or purchase fund installments, the Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders to do so. (Section 7.8.) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 5.5.)

Modification

      Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the debt securities, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding debt securities affected by the proposed amendment or the consent or the approval of each holder affected by the proposed amendment.

      We will not need the consent of the holders for the following types of amendments:

•	curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Indenture;

•	changing or eliminating any of the provisions of the Indenture, provided that this change or elimination is to become effective only when:

•	there is no outstanding debt security created prior to the execution of the supplemental indenture which will receive the benefit of this provision; or

•	this change or elimination is applicable only to debt securities issued after the date this change or elimination becomes effective;

•	establishing the form of the debt securities or establishing or reflecting any terms of any debt security as provided in the Indenture;

•	evidencing our successor corporation and the assumption by our successor of our covenants in the Indenture and in the debt securities;

•	granting or conferring upon the Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the debt securities;

•	permitting the Trustee to comply with any duties imposed upon it by law;

•	specifying further the duties and responsibilities of the Trustee, any authenticating agent and any paying agent and defining further the relationships among the Trustee, authenticating agent and paying agent;

•	adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

•	adding security for the debt securities; or

•	making any change that is not prejudicial to the Trustee or the holders of the debt securities that is not stated in the Indenture. (Section 12.1.)

      We will need the consent of the holders of each outstanding debt security affected by a proposed amendment if the amendment would cause any of the following to occur:

•	a change in the maturity date or rate of any debt security;

•	a change in date on which any debt security may be redeemed or repaid at the option of the holder;

•	a reduction in the principal amount of any debt security or the premium payable on any debt security;

•	a change in the currency of any payment of principal, premium or interest on any debt security;

•	an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any debt security;

•	a reduction in the percentage of outstanding debt securities necessary to consent to the modification or amendment of the Indenture; or

•	a modification of these requirements or a reduction to less than a majority of the percentage of outstanding. (Section 12.2.)

Defeasance and Discharge

      We may be discharged from all obligations relating to the debt securities and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and maintain paying agencies) if we irrevocably deposit with the Trustee, in trust for the benefit of holders of debt securities, money or United States government obligations, or any combination thereof, sufficient to make all payments of principal, premium and interest on the debt securities on the dates those payments are due. If we discharge those obligations, we must deliver to the Trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Indenture. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the debt securities and our obligations under the debt securities. (Section 4.1.)

Consolidation, Merger and Sale of Assets; No Financial Covenants

      We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all our assets unless (1) the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal and premium and interest on debt securities issued under the Indenture and our obligation to perform every covenant of the Indenture to be performed or observed by us and (2) we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of the assets of our company, the successor or transferee corporation will succeed to, and be substituted for, and may exercise every right and power of, our company under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture and we will be released from all obligations under the Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the Debt Securities are rated by Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc. at least as high as the ratings accorded the Debt Securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2.)

      The Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Trustee

      The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10.)

      The holders of a majority in principal amount of the outstanding debt securities may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon (1) notice to the holder of each security outstanding under the Indenture and (2) upon written notice to the Trustee. (Section 8.10.)

Concerning the Trustee

      Wells Fargo Bank Minnesota, National Association is the Trustee. We maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for certain debt securities of our subsidiaries.

Book-Entry System

      Each series of Debt Securities offered by this prospectus may be issued in the form of one or more global debt securities representing all or part of that series of Debt Securities. This means that we will not issue certificates for that series of Debt Securities to the holders. Instead, a global debt security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

      The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased Debt Securities represented by a global debt security. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that the Depository, its nominees and their successors may transfer a global debt security as a whole to one another.

      Beneficial interests in global debt securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of debt securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global debt security.

      We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global debt security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global debt security to owners of beneficial interests in a global debt security.

      Unless otherwise specified in the prospectus supplement, DTC will act as Depository for Debt Securities issued as global debt securities. The Debt Securities will be registered in the name of Cede & Co. (DTC’s partnership nominee).

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds debt securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of debt securities transactions, such as transfers and pledges, in deposited debt securities through electronic computerized book-entry changes in Direct Participants’ accounts. This eliminates the need for physical movement of debt securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and its Direct or Indirect Participants (collectively, “Participants”) are on file with the SEC.

      It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt security as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a global debt security, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the Trustee.

      Debt Securities of a series represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

•	we determine not to require all of the Debt Securities of a series to be represented by a global debt security and notify the Trustee of our decision.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

      Any underwriters, dealers or agents of any Debt Securities may be Direct Participants of DTC.

DESCRIPTION OF COMMON STOCK

      The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Articles of Incorporation and Bylaws.

General

      Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 345,801,028 shares were outstanding as of December 31, 2001); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of December 31, 2001: $3.60 Series — 275,000 shares; $4.08 Series — 150,000 shares; $4.10 Series — 175,000 shares; $4.11 Series — 200,000 shares; $4.16 Series — 99,800 shares; and $4.56 Series — 150,000 shares). Our board of directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

Dividend Rights

      Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for the shares of their series. In addition, we may not, except in certain limited circumstances, declare or pay any dividends on our common stock if we have deferred payment of interest on the junior subordinated debentures that were issued in connection with the trust originated preferred securities issued and sold by our subsidiary trust, NSP Financing I.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

      So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

•	may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

•	may not exceed 75% of net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

•	if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

      Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

Voting Rights

      The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of our common stock and of all of our other series of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. If, however, dividends payable on any series of our preferred stock are in default in an amount equal to the amount payable during the immediately preceding twelve-month period, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of our board of directors and the holders of shares of common stock, voting as a class, are entitled to elect our remaining directors.

      The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect selected changes in our capital structure and other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

      Our Bylaws, our shareholder rights plan (discussed below) and the Minnesota Business Corporation Act, as amended (the “Minnesota BCA”), contain provisions that could discourage or make more difficult a change of control of our company. These provisions are designed to protect our shareholders against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all of our shareholders.

      Election of Directors. In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. The board of directors is divided into three classes as nearly equal in number as possible with staggered terms of office so that only approximately one-third of the directors are elected at each annual meeting of shareholders. The existence of a classified board of directors along with cumulative voting rights may make it more difficult for a group owning a significant amount of our voting securities to effect a change in the majority of the board of directors than would be the case if cumulative voting did not exist.

      Bylaw Provisions. Under our Bylaws, our shareholders must provide us advance notice of the introduction by them of business at annual or special meetings of our shareholders. For a shareholder to properly bring a proposal before an annual or special meeting, the shareholder must comply with the shareholder proposal requirements under the federal proxy rules or deliver a written notice to the Corporate Secretary not less than 45 days nor more than 90 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting. If, however, during the prior year we did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the date of the prior year’s meeting, the notice must be delivered to us within a reasonable time before we mail our proxy materials for the current year. If we have provided less than 30 days’ notice or prior public disclosure of the date by which the shareholder’s notice must be given, the shareholders’ notice must be delivered to us not later than ten days following the earlier of the day on which we provided notice of the date by which such shareholder’s notice is required. The required notice from a shareholder must contain (i) a description of the proposed business and the reasons for conducting such business, (ii) the name and address of each shareholder supporting the proposal as it appears on our books, (iii) the class and number of shares beneficially owned by each shareholder supporting the proposal, and (iv) a description of any financial or other interest of each shareholder in the proposal.

      Minnesota BCA. Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of our voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless:

•	the acquisition is approved by (i) a majority of the voting power of all of our shares entitled to vote and (ii) a majority of the voting power of all of our shares entitled to vote excluding all shares owned by the acquirer or by any of our officers; or

•	the acquisition (i) is pursuant to an all-cash tender offer for all of our voting shares, (ii) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (iii) has been approved by a committee of disinterested directors.

      Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10%

shareholder. Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an “offeror”) for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

      In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

      No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

      Our common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. Wells Fargo Bank Minnesota is the Transfer Agent and Registrar for the common stock.

Stockholder Rights Plan

      The board of directors declared a dividend of one right (a “Right”) for each outstanding share of common stock of our company held of record at the close of business on June 28, 2001. Shares of common stock issued after June 28, 2001 and prior to the Separation Time (as defined below) or issued at any time after June 28, 2001 pursuant to any options and convertible securities outstanding at the Separation Time will also have Rights attached to them.

      Trading and Distribution of the Rights. The Rights were issued under a Stockholder Protection Rights Agreement (the “Rights Agreement”), between us and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Rights Agent”). Each Right entitles its registered holder to purchase from or exchange with us, after the Separation Time, one share of common stock, for a price of $95.00 (the “Exercise Price”), subject to adjustment. Until the Separation Time, the Rights will not trade separately, but instead will be represented by, and transferred with, the common stock certificates (or in the case of uncertificated common stock, by the registration of the associated share of common stock on our stock transfer books). Common stock certificates issued after June 28, 2001 and prior to the Separation Time will represent one Right for each share of common stock and will contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Common stock certificates outstanding on June 28, 2001 also will represent one Right for each share of common stock even though they do not have this legend. Uncertificated common stock issued after June 28, 2001, but prior to the Separation Time which has been registered on our stock transfer books will represent one Right for each share of common stock registered. Promptly following the Separation Time, separate certificates representing the Rights will be mailed to holders of record of common stock at the Separation Time.

      The Separation Time will be the close of business on the earlier to occur of (1) the tenth business day (or any later date our board of directors determines prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if completed, would result in the person becoming an Acquiring Person (as defined below), and (2) the first date or any later date as our board of directors may determine (the “Flip-in Date”) of public announcement by us expressly stating that any person has become an Acquiring Person (the date of the public announcement being the “Stock Acquisition Date”). If a tender or exchange offer referred to in clause (1) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock, the offer will be deemed never to have been made.

      Acquiring Persons. An Acquiring Person is any person, or group of affiliated or associated persons, having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of common stock. However, the following will not be deemed Acquiring Persons:

•	our company, any of our wholly-owned subsidiaries or any employee stock ownership or other employee benefit plan of ours or of a wholly-owned subsidiary of ours;

•	any person who is the Beneficial Owner of 15% or more of the outstanding common stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding common stock solely as a result of an acquisition of common stock by us, until the time the person acquires additional common stock, other than through a dividend or stock split;

•	any person who becomes the Beneficial Owner of 15% or more of the outstanding common stock without any plan or intent to seek or affect control of our company if the person promptly divests sufficient securities so that the person no longer is the Beneficial Owner of 15% or more of the common stock; or

•	any person who Beneficially Owns shares of common stock consisting solely of:

•	shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us entered into prior to a Flip-in Date,

•	shares owned by the person and its affiliates and associates at the time of the grant; and

•	shares, amounting to less than 1% of the outstanding common stock, acquired by affiliates and associates of the person after the time of the grant.

      Exercisability and Expiration. The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire (the “Expiration Time”) on the earliest to occur of:

•	the Exchange Time (as defined below);

•	the close of business on June 28, 2011, unless extended by action of the board of directors;

•	the date on which the Rights are redeemed as described below; and

•	upon the merger of our company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

      Adjustments. The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

      Flip-in and Flip-over. If a Flip-in Date occurs prior to the Expiration Time, we will take any necessary action to ensure and provide, to the extent permitted by applicable law, that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate of an Acquiring Person, which Rights will become void) will constitute the right to purchase from us, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. For example, at an Exercise Price of $95 per Right, each Right not owned by an Acquiring Person (or by related parties) following a Flip-in Date would entitle its holder to purchase $190 worth of common stock for $95. Assuming that the common stock had a per share market value of $25 at the time, the holder of each valid Right would, therefore, be entitled to purchase 7.6 shares of common stock for $95.

      Prior to the Expiration Time, if an Acquiring Person controls our board of directors and we then enter into, consummate or permit to occur a transaction or series of transactions in which, directly or indirectly:

•	we will consolidate or merge or participate in a binding share exchange with any other person and (A) any term or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of common stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate of the Acquiring Person; or

•	we will sell or otherwise transfer (or one or more of its subsidiaries will sell or otherwise transfer) assets (A) aggregating more than 50% of our assets (measured by either book value or fair market value) or (B) generating more than 50% of our operating income or cash flow, to any other person (other than us or one or more of our wholly-owned subsidiaries) or to two or more persons which are affiliated or otherwise acting in concert, (a “Flip-over Transaction or Event”), we will take any necessary action to ensure, and will not enter into, consummate or permit to occur such Flip-over Transaction or Event until we have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the “Flip-over Entity”), for the benefit of the holders of the Rights, this supplemental agreement will provide that upon consummation or occurrence of the Flip-over Transaction or Event:

•	each Right will constitute the right to purchase from the Flip-over Entity, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of the Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price; and

•	the Flip-over Entity will thereafter be liable for, and will assume, all of our obligations and duties pursuant to the Rights Agreement.

      Redemption. Our board of directors may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then-outstanding Rights at a price of $0.01 per Right (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

      Exchange Option. In addition, the board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of common stock, elect to exchange all (but not less than all) the then-outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights will become void) for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the board of directors, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

      Amendments. The terms of the Rights may be amended by the board of directors (1) prior to the Flip-in Date in any manner and (2) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

      Other Provisions. The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of our company, including, without limitation, the right to vote or to receive dividends. The Rights will not prevent a takeover of our company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the Rights are first redeemed by the board of directors. Nevertheless, the Rights should not interfere with a transaction that is in our best interests and our stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

LEGAL OPINIONS

      Legal opinions relating to the legality of the securities being offered by this prospectus will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota, and by Jones, Day, Reavis & Pogue, 77 West Wacker, Chicago, Illinois, counsel for any underwriters, dealers or agents named in a prospectus supplement. Gary R. Johnson is our Vice President and General Counsel and is the beneficial owner of 133,898 shares of our common stock. Matters pertaining to local laws will be passed upon by our counsel and as to these matters Jones, Day, Reavis & Pogue will rely on our counsel’s opinions. Jones, Day, Reavis & Pogue has acted in the past, and may in the future act, as special counsel to us and our affiliates.

EXPERTS

      Our consolidated financial statements and schedule as of December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated March 2, 2001. In that report, Arthur Andersen LLP states that with respect to NRG Energy, Inc. as of and for the year ended December 31, 2000 and Northern States Power Co. for the years ended December 31, 1999 and 1998 its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers LLP. The consolidated financial statements and schedule referred to above have been included herein in reliance upon the authority of such firm as experts in giving said reports.

      With respect to the unaudited interim financial information for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

PLAN OF DISTRIBUTION

      We intend to sell the securities offered by this prospectus to or through underwriters or dealers, and may also sell the securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of securities.

      The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

      In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

      Under agreements which we may enter in connection with the sale of the securities, underwriters, dealers, and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

      No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

17,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

February   , 2002

LEHMAN BROTHERS

MERRILL LYNCH & CO.

MORGAN STANLEY

ROBERT W. BAIRD & CO.

DRESDNER KLEINWORT WASSERSTEIN

A.G. EDWARDS & SONS, INC.

LEGG MASON WOOD WALKER

INCORPORATED